UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Ecotality, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01374J203

(CUSIP Number)

Yuqing Xu

12167 Kate Dr.

Los Altos Hills, CA 94022

650-209-5007

with a copy to:

Thomas W. Christopher

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374J203		13D

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons ABB Ltd I.R.S. I.D. No.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,197,841

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,197,841

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,197,841

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 31.8%(1)

14	Type of Reporting Person (See Instructions) OO

(1)       The percentage is based on 23,915,468 shares of Common Stock outstanding as of March 13, 2012, prior to the purchase of the Convertible Note described herein, as disclosed to us by the Issuer in the related convertible note purchase agreement plus shares convertible from the Convertible Note and Warrant, each as described herein. Upon consummation of these transactions, a $5,000,000 aggregate principal amount note, convertible into 3,937,007 shares of Common Stock was issued to ABB Technology Ventures Ltd, as described in Item 4 hereof.

*         The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of being the owner of ABB Asea Brown Boveri Ltd. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 01374J203		13D

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons ABB Asea Brown Boveri Ltd I.R.S I.D. No.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,197,841

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,197,841

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,197,841

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 31.8%(1)

14	Type of Reporting Person (See Instructions) OO

(1)       The percentage is based on 23,915,468 shares of Common Stock outstanding as of March 13, 2012, prior to the purchase of the Convertible Note described herein, as disclosed to us by the Issuer in the related convertible note purchase agreement plus shares convertible from the Convertible Note and Warrant, each as described herein. Upon consummation of these transactions, a $5,000,000 aggregate principal amount note, convertible into 3,937,007 shares of Common Stock was issued to ABB Technology Ventures Ltd, as described in Item 4 hereof.

*         The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of being the owner of ABB Technology Ventures Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 01374J203		13D

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons ABB Technology Ventures Ltd I.R.S I.D. No.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,197,841

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,197,841

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,197,841

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 31.8%(1)

14	Type of Reporting Person (See Instructions) OO

(1)       The percentage is based on 23,915,468 shares of Common Stock outstanding as of March 13, 2012, prior to the purchase of the Convertible Note described herein, as disclosed to us by the Issuer in the related convertible note purchase agreement plus shares convertible from the Convertible Note and Warrant, each as described herein. Upon consummation of these transactions, a $5,000,000 aggregate principal amount note, convertible into 3,937,007 shares of Common Stock was issued to ABB Technology Ventures Ltd, as described in Item 4 hereof.

CUSIP No. 01374J203	13D

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission on January 24, 2011 (the “Schedule 13D”) by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 1 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

CUSIP No. 01374J203	13D

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following to the end of the first full paragraph:

Pursuant to an underwritten public offering, ABB Tech purchased 1,615,000 shares of Common Stock, at a price per share of $2.50, on June 27, 2011.  All of the funds used in making the purchase of these shares of Common Stock were borrowed pursuant to intercompany loans from an indirect, wholly-owned subsidiary of ABB Ltd.

On March 13, 2012, ABB Tech invested an aggregate sum of $5,000,000 to purchase a 5.05% Unsecured Convertible Note due 2015 (the “Convertible Note”).  All of the funds used in making the purchase of the Convertible Note were borrowed pursuant to intercompany loans from an indirect, wholly-owned subsidiary of ABB Ltd.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On January 10, 2011, ABB Tech and the Issuer entered into a Securities Purchase Agreement, which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 10, 2011 and incorporated by reference herein (the “Purchase Agreement”), pursuant to which ABB Tech agreed to purchase Common Stock and the Warrant for an aggregate purchase price of $10,000,000.  The Purchase Agreement contains representations, warranties and covenants customary for agreements of this type.  In addition, ABB Tech and the Issuer entered into an Investor Rights Agreement, dated as of January 13, 2011, by and between ABB Tech and the Issuer (the “Investor Rights Agreement”), a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 18, 2011 and incorporated by reference herein.

In accordance with the terms of the Purchase Agreement and Investor Rights Agreement, effective upon consummation of the transactions contemplated by the Purchase Agreement (the  “Closing”), the Issuer appointed ABB Tech’s two director nominees to its board of directors effective as of the Closing.

Under the Investor Rights Agreement, until the date on which ABB Tech or a permitted transferee (as specified in the Investor Rights Agreement) ceases to hold, or ceases to beneficially own at least 15% of the issued and outstanding shares of Common Stock, the Issuer has agreed to nominate the two directors designated by ABB Tech to its board of directors.  Thereafter, until the date on which ABB Tech ceases to hold, or ceases to beneficially own at least 8% of the issued and outstanding shares of the Common Stock, the Issuer has agreed to nominate one director designated by ABB Tech to its board of directors.  The Issuer has agreed to solicit proxies from the Issuer’s stockholders in favor of the election of the director nominees designated by ABB Tech, to use all reasonable best efforts to cause the two director nominees designated by ABB Tech to be elected to the Issuer’s board of directors and to not take any action which would reasonably be expected to diminish the prospects of such director nominees of being elected to the board of directors of the Issuer.

Under the Investor Rights Agreement, the Issuer granted ABB Tech certain registration rights with respect to the Common Stock and the Warrant Shares, and, among other things, agreed to cause a registration statement covering the Common Stock and Warrant Shares to be filed within 90 days of the Closing, subject to certain exceptions. In addition, the Investor Rights Agreement provides ABB Tech with the right to participate, on a pro rata basis, in certain private issuances by the Issuer of shares of Common Stock or common stock equivalents (as defined therein).

Under the Warrant, ABB Tech is entitled to purchase 1,041,667 shares of Common Stock issuable upon exercise of the Warrant for an exercise price of $4.91.  The number of Warrant Shares issuable upon exercise of the Warrant is subject to adjustment pursuant to the provisions of the Warrant.

On March 13, 2012 the Issuer and ABB Tech entered into a Convertible Note Purchase Agreement (the “Convertible Note Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell, and ABB Tech agreed to purchase, the Convertible Note.  The Convertible Note Purchase Agreement contains representations, warranties and covenants customary for agreements of this type.

ABB Tech purchased the Convertible Note on March 13, 2012.  The Convertible Note matures on March 13, 2015 and bears interest at a rate of 5.05% per annum, payable quarterly in arrears in cash on the final day of each fiscal quarter beginning on March 31, 2012. The Convertible Note is the unsecured obligation of the Issuer and is senior to the Issuer’s preferred stock and common stock and other unsecured debt. The Convertible Note is convertible into shares of the Issuer’s common stock at any time, in whole or in part, at the option of the holder at a per share conversion price equal to $1.27, subject to adjustment for stock splits, stock dividends, combinations and other corporate transactions.

Events of default under the Convertible Note include, among others, payment defaults, cross-defaults, the Issuer’s common stock is suspended from trading for a period of time or no longer listed on an eligible trading market, and certain bankruptcy-type events involving the Issuer or certain subsidiaries. Upon an event of default, the holder may elect to require the Issuer to redeem all or any portion of the outstanding principal amount of the Convertible Note for a price as set forth in the Convertible Note.

The Issuer may redeem all of the outstanding principal amount of the Convertible Note if the Issuer enters into a binding agreement for a change of control of the Issuer or if the closing sale price of the Issuer’s common stock exceeds 300% of the conversion price for thirty (30) consecutive calendar days. If the Issuer elects to redeem the Convertible Note, the redemption price will be equal to 115% of the greater of (i) the amount to be redeemed (as calculated through the redemption date) and (ii) the product of (A) the conversion rate with respect to such amount in effect at such time as the holders deliver a redemption notice and (B) the greatest closing sale price of the Issuer’s common stock on any trading day during the period starting on the date the Issuer elects to redeem the Convertible Note and ending on the trading day immediately prior to the date the Issuer is required to pay the redemption amount.

In connection with the potential conversion of the Convertible Note, the Issuer and ABB Tech entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to file a registration statement providing for the resale of the securities issuable upon a conversion of the Convertible Note. The registration statement must be filed no later than 60 days after the issuance date of the Convertible Note.

In connection with the Convertible Note Purchase Agreement, ABB Tech and the Issuer entered into an Amendment to Warrant (“Warrant Amendment”), amending the Warrant. The Warrant Amendment reduces the exercise price applicable to the Warrant from $4.91 per share to $2.50 per share.

The foregoing descriptions of the Purchase Agreement, the Warrant, Investor Rights Agreement, Convertible Note Purchase Agreement, Convertible Note, Registration Rights Agreement and Warrant Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 hereto and are incorporated into this Item 4 by reference. The Reporting Persons are entitled to various rights under the Purchase Agreement, the Warrant and the Investor Rights Agreement and intend to exercise them as appropriate in their judgment.

Each of the Reporting Persons acquired the Common Stock, the Warrant and Convertible Note for investment purposes. Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, may lend funds, invest in debt or similar investments issued by the Issuer, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Common Stock or such other securities or investments it owns or may subsequently acquire depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each of the Reporting Persons may make gifts of shares to charities or others from time to time. In addition, each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors and other shareholders (including the other Reporting Persons) the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Each Reporting Person, upon invitation by the Issuer, may participate in any investment or strategic transaction involving the Issuer. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to any shares of the Issuer’s Common Stock they hold and through the exercise of their rights under the Purchase Agreement, the Investor Rights Agreement, the Warrant, the Convertible Note Purchase Agreement, the Note, the Warrant Amendment and the Registration Rights Agreement.

Except as indicated herein, the Reporting Persons do not have any plan or proposal that relates to or would result in:

a)             the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

b)             an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c)              a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d)             any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)              any material change in the present capitalization or dividend policy of the Issuer;

f)               any other material change in the Issuer’s business or corporate structure;

g)              changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h)             causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)                 a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)                any action similar to any of those enumerated above.

Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to any of the above matters.

CUSIP No. 01374J203	13D

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentage is based on 23,915,468 shares of Common Stock outstanding prior to the purchase of the Convertible Note described herein, which number was provided to the Reporting Persons in connection with the consummation of such transactions plus shares convertible from the Convertible Note and Warrant, each as described herein.  Upon consummation of the initial transactions on January 13, 2011, 2,604,167 shares of Common Stock and the Warrant to purchase 1,041,667 shares of Common Stock were issued to ABB Tech.  On June 27, 2011, ABB Tech purchased 1,615,000 shares of Common Stock pursuant to an underwritten public offering. In addition, a $5,000,000 aggregate principal amount note, convertible into 3,937,007 shares of Common Stock, was issued to ABB Tech on March 13, 2012.

(a)           (i) ABB Tech is the direct beneficial owner of 9,197,841 shares of Common Stock as of the date hereof, representing approximately 31.8% of the outstanding shares of Common Stock.

(ii) Asea Brown Boveri is the sole stockholder of ABB Tech and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.

(iii) ABB Ltd is the sole stockholder of Asea Brown Boveri and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.

(b)           As a result of the relationships described herein, each of the Reporting Persons may be deemed to be the beneficial owner of 9,197,841 shares of Common Stock, and as a result, may be deemed to have sole voting and dispositive power over such shares.

(c)           Except as disclosed herein, none of the Reporting Persons have entered into transactions in the Common Stock that were effected in the past sixty days.

(d)           To the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D held by ABB Tech or the Warrant Shares.

(e)           Not applicable.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons, except for ABB Tech, disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of their pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Except as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. The information set forth in Item 4 hereof, together with the text of the Warrant, the Purchase Agreement, the Investor Rights Agreement, the Convertible Note Purchase Agreement, the Convertible Note, Registration Rights Agreement and Warrant Amendment, which are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8, hereto, is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

99.1                        Schedule 13D Joint Filing Agreement, dated as of March 16, 2012

99.2                        Warrant, dated January 13, 2011 (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 10, 2011)

CUSIP No. 01374J203	13D

99.3                        Securities Purchase Agreement, dated January 10, 2011 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 10, 2011)

99.4                        Investor Rights Agreement, dated January 13, 2011 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ecotality, Inc. on January 18, 2011)

99.5                        Convertible Note Purchase Agreement, dated March 13, 2012 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ecotality, Inc. on March 14, 2012)

99.6                        Unsecured Convertible Note, with original issue date of March 13, 2012, issued by ECOtality, Inc. to ABB Technology Ventures Ltd. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Ecotality, Inc. on March 14, 2012)

99.7                        Registration Rights Agreement, dated March 13, 2012 (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Ecotality, Inc. on March 14, 2012)

99.8                        Amendment to Warrant, dated March 13, 2012 (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Ecotality, Inc. on March 14, 2012)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2012

ABB LTD

	By:	/s/ Diane de Saint Victor
	Name:	Diane de Saint Victor
	Title:	Executive Vice President, General Counsel & Company Secretary

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

ABB ASEA BROWN BOVERI LTD

	By:	/s/ Diane de Saint Victor
	Name:	Diane de Saint Victor
	Title:	Executive Vice President, General Counsel & Company Secretary

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

ABB TECHNOLOGY VENTURES LTD

	By:	/s/ Girish Nadkarni
	Name:	Girish Nadkarni
	Title:	Managing Director

	By:	/s/ Natascia Rubinic
	Name:	Natascia Rubinic
	Title:	Authorized Signatory